COOPERATION AGREEMENT

This COOPERATION AGREEMENT (this "*Agreement*") is made and entered into as of May 29, 2019, by and among MiMedx Group, Inc., a Florida corporation (the "*Company*"), on the one hand, and Kathleen Behrens Wilsey, K. Todd Newton (together with Dr. Behrens Wilsey, the "*Initial Investor Group Designees*"), Richard J. Barry (the "*Final Investor Group Designee*" and together with the Initial Investor Group Designees, the "*Investor Group Designees*"), Prescience Partners, LP, a Delaware limited partnership ("*Prescience Partners*"), Prescience Point Special Opportunity LP, a Delaware limited partnership ("*Prescience Point*"), Prescience Capital, LLC, a Delaware limited liability company ("*Prescience Capital*"), Prescience Investment Group, LLC d/b/a Prescience Point Capital Management LLC, a Louisiana limited liability company ("*Prescience Management*"), and Eiad Asbahi (Prescience Partners, Prescience Point, Prescience Capital, Prescience Management and Mr. Asbahi, the "*Prescience Point Parties*," together with the Investor Group Designees, and collectively with each of their respective Affiliates (as defined below), the "*Investor Group*"), on the other hand. The Company and the Investor Group are each herein referred to as a "*party*" and collectively, the "*parties*." Capitalized terms used but not defined are defined in Section 17.

WHEREAS, on May 6, 2019, Prescience Partners submitted notice (the "*Initial Nomination Notice*") of its intent to nominate four candidates for election to the board of directors of the Company (the "*Board*") at the Company's 2018 annual meeting of shareholders scheduled to be held on June 17, 2019 (including any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the "*2018 Annual Meeting*"), and, on May 16, 2019, Prescience Partners submitted a supplement to the Initial Nomination Notice (the "*Supplemental Nomination Notice*" and, together with the Initial Nomination Notice, the "*Nomination Notice*");

WHEREAS, on May 8, 2019, certain members of the Investor Group and Melvin L. Keating filed an amendment to Schedule 13D (as amended, the "*Schedule 13D*") with the SEC; and

WHEREAS, the Company and the Investor Group have determined to come to an agreement with respect to the composition of the Board and certain other matters, as provided in this Agreement;

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

1.   **Board Composition and Related Matters.**

     (a)   Effective upon the execution and delivery of this Agreement, Prescience Partners irrevocably withdraws the Nomination Notice.

     (b)   Simultaneous with the execution and delivery of this Agreement and as a condition to the Investor Group's rights and the Board's obligations hereunder, each Investor

Group Designee has executed and delivered to the Company a consent to be named by the Company as a nominee for election to the Board in the form attached hereto as Exhibit A (the "*Nominee Consent*").

(c)   Each of the Investor Group Designees acknowledges and agrees that, upon appointment or election to the Board, he or she will be governed by the same protections and required to comply with the same obligations regarding confidentiality, conflicts of interest, related party transactions, fiduciary duties, codes of conduct, trading and disclosure policies, director resignation policy and other governance guidelines and policies of the Company as other directors on the Board, shall adhere to the Company's Amended and Restated Articles of Incorporation, as amended (and as may be further amended from time to time, the "*Charter*"), the Company's Amended and Restated Bylaws (and as may be further amended from time to time, the "*Bylaws*") and the charters of the committees of the Board and shall be required to preserve the confidentiality of Company business and information, including discussions or matters considered in meetings of the Board or Board committees.

(d)   Effective upon the execution and delivery of this Agreement, the Board shall, with respect to the 2018 Annual Meeting, (i) designate each of the Initial Investor Group Designees and Timothy R. Wright as the only three Class II director candidates for election to the Board in the Company's proxy statement and proxy card, (ii) recommend to the shareholders of the Company the election of the Initial Investor Group Designees and Mr. Wright as the only three Class II director candidates for election to the Board and (iii) solicit proxies in favor of the election of the Investor Group Designees and Mr. Wright as the only three Class II director candidates for election to the Board.

(e)   Notwithstanding the foregoing, in the event that the 2018 Annual Meeting is not held and concluded by June 17, 2019, (i) Joseph G. Bleser shall resign as a Class II Director on such date and the Board shall accept such resignation and (ii) each of the Initial Investor Group Designees shall be appointed to the Board as Class II directors on such date.

(f)   Promptly following the election or appointment of Dr. Behrens Wilsey to the Board, the Board and all applicable committees of the Board shall take all necessary actions to appoint Dr. Behrens Wilsey as the Chair of the Board.

(g)   In the event that the 2018 Annual Meeting is held and concluded on or before September 15, 2019, then:

(i)   no incumbent Class III director shall stand for re-election as a Class III director at the 2019 Annual Meeting;

(ii)   promptly following (but no later than five (5) Business Days after) the 2018 Annual Meeting, (A) Larry W. Papasan shall resign as a Class III director and the Board shall accept such resignation, (B) the Board shall appoint the Final Investor Group Designee to the Board as a Class III director and (C) and the Board shall appoint James L. Bierman (the "*Company Nominee*") to the Board as a Class III director;

(iii)   promptly following the appointment of the Final Investor Group Designee and the Company Nominee, the Company and the Prescience Point Parties shall identify a mutually agreed upon individual (the "***Mutual Designee***") to stand for election as a Class III director at the 2019 Annual Meeting; and

(iv)   the Board shall, with respect to the 2019 Annual Meeting, (i) designate the Final Investor Group Designee, the Company Nominee and the Mutual Designee as the only three Class III director candidates for election to the Board in the Company's proxy statement and proxy card, (ii) recommend to the shareholders of the Company the election of the Final Investor Group Designee, the Company Nominee and the Mutual Designee to the Board as the only three Class III director candidates and (iii) solicit proxies in favor of the election of the Final Investor Group Designee, the Company Nominee and the Mutual Designee to the Board as the only three Class III director candidates.

(h)   In the event that the 2018 Annual Meeting is held after September 15, 2019, then:

(i)   no incumbent Class III director shall stand for re-election as a Class III director at the 2019 Annual Meeting;

(ii)   on September 15, 2019, the Board shall (A) appoint Mr. Wright to the Board as a Class III director, (B) increase the size of the Board by one seat in Class II and (C) appoint the Final Investor Group Designee to the Board as a Class II director;

(iii)   with respect to the 2018 Annual Meeting, the Board shall designate the Investor Group Designees as the only three Class II director candidates for election to the Board in the Company's proxy statement and proxy card, recommend to the shareholders of the Company the election of the Investor Group Designees to the Board as the only three Class II director candidates and solicit proxies in favor of the election of the Investor Group Designees to the Board as the only three Class II director candidates;

(iv)   promptly following (but no later than five (5) Business Days after) the 2018 Annual Meeting, (A) Mr. Papasan shall resign as a Class III director and the Board shall accept such resignation, (B) the Board shall appoint the Company Nominee to the Board as a Class III director and (C) the Board shall reduce the size of the Board by one seat in Class II;

(v)   promptly following the appointment of the Company Nominee to the Board as a Class III director, the Company and the Prescience Point Parties shall promptly identify the Mutual Designee to stand for election as a Class III director at the 2019 Annual Meeting; and

(vi)   the Board shall, with respect to the 2019 Annual Meeting, (A) designate each of Mr. Wright, the Company Nominee and the Mutual Designee as the only three Class III director candidates for election to the Board in the Company's proxy statement and proxy card, (B) recommend to the shareholders of the Company the election of Mr. Wright, the Company Nominee and the Mutual Designee to the Board as the only three Class III director candidates and (C) solicit proxies in favor of the election of Mr. Wright, the Company Nominee and the Mutual Designee to the Board as the only three Class III director candidates.

(i)   Until the Termination Date (defined below), each of the Investor Group Designees shall be entitled to serve on at least one committee of the Board.

(j)   Promptly following the resignation of Mr. Papasan, the Board and all applicable committees of the Board shall take all necessary actions to appoint Charles R. Evans to serve as Chair of the corporate governance and nominating committee of the Board (the "**Nominating Committee**").

(k)   Promptly following Mr. Newton's appointment or election to the Board, the Board and all applicable committees of the Board shall take all necessary actions to appoint Mr. Newton to serve on the audit committee of the Board.

(l)   Consistent with each Investor Group Designee's fiduciary duties as a director of the Company, each Investor Group Designee shall consider in good faith, to the same extent as any other director of the Company, recusal from any Board or committee meeting in the event there is any actual or potential conflict of interest between the Investor Group or such Investor Group Designee, on the one hand, and the Company, on the other hand.

(m)   The Prescience Point Parties agree that there shall be no contracts, plans or arrangements, written or otherwise, in effect during the term of this Agreement, between any members of the Prescience Point Parties and any of the Investor Group Designees providing for any compensation, reimbursement of expenses or indemnification of any of Investor Group Designees in connection with or related to any Investor Group Designee's service on the Board.

(n)   Until the Termination Date and as long as the Prescience Point Parties' Net Long Position exceeds 5.0% of the outstanding shares of Company common stock, par value $0.001 per share ("**Common Stock**") (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments), in the event that any of the Investor Group Designees is no longer able to serve as a director of the Company due to death or disability, the Prescience Point Parties shall be entitled to designate, subject to the approval of the Nominating Committee, a candidate for replacement of such Investor Group Designee (such replacement, a "**Replacement Designee**"). Any Replacement Designee shall (x) qualify as an Independent Director and (y) have relevant industry expertise. The Nominating Committee shall, in good faith and consistent with its fiduciary duties, approve or deny any candidate for Replacement Designee within ten Business Days after such candidate has: (i) successfully completed a customary background check; (ii) completed a satisfactory interview with the Nominating Committee; (iii) provided the Company with (A) a completed director questionnaire (in the form to be provided by the Company), (B) an executed Nominee Consent, and (C) such other information as may be reasonably requested by the Company; and (iv) taken all necessary action not be considered to be "overboarded" under the applicable policies of Institutional Shareholder Services, Inc. ("**ISS**") and Glass Lewis & Co., LLC ("**Glass Lewis**") as a result of his or her election to the Board. In the event the Nominating Committee declines to approve a candidate for Replacement Designee, the Prescience Point Parties may propose one or more additional candidates, subject to the approval process described above, until a Replacement Designee is approved by the Nominating Committee. Following the approval of a candidate for Replacement Designee by the Nominating Committee, the Board shall promptly appoint such Replacement Designee to the Board. Upon his or her appointment to the Board, such

Replacement Designee shall be deemed to be an Investor Group Designee for all purposes under this Agreement.

2. **Voting Commitment.** Until the Termination Date, each member of the Investor Group shall, or shall cause its Representatives to, appear in person or by proxy at any Shareholder Meeting and to vote all shares of Common Stock beneficially owned by such member of the Investor Group and over which such member of the Investor Group has voting power in accordance with the Board's recommendations as such recommendations of the Board are set forth in the applicable definitive proxy statement filed in respect thereof with respect to (a) the election, removal and/or replacement of directors (a "*Director Proposal*") and (b) any other proposal submitted to the shareholders at a Shareholder Meeting, except that the Investor Group may vote in its sole discretion with respect to proposals related to any Extraordinary Transaction; *provided*, *however*, that in the event that either ISS or Glass Lewis recommend otherwise with respect to any Company proposal or shareholder proposal presented for a vote of shareholders (other than Director Proposals and other than any proposal relating to the timing or holding of any annual or special meeting of the Company's shareholders) the Investor Group would be permitted to vote in accordance with the ISS or Glass Lewis voting recommendation.

3. **Standstill**. Prior to the Termination Date, except as otherwise provided in this Agreement (including Section 12(a)(i)), without the prior written consent of the Board, the Prescience Point Parties shall not, and shall instruct their Affiliates not to, directly or indirectly (in each case, except as permitted by this Agreement):

    (a)   (i) acquire, offer or seek to acquire, agree to acquire or acquire rights to acquire (except by way of stock dividends or other distributions or offerings made available to holders of voting securities of the Company generally on a *pro rata* basis), directly or indirectly, whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a group, through swap or hedging transactions or otherwise, any voting securities of the Company or any voting rights decoupled from the underlying voting securities which would result in the ownership or control of, or other beneficial ownership interest in, 10.0% or more of the then-outstanding shares of Common Stock in the aggregate (the "*Ownership Cap*"), which represents 10,882,773 shares as of May 23, 2019, or (ii) sell its shares of Common Stock other than in open market sale transactions where the identity of the purchaser is not known or sell its shares of Common Stock to any third party that has, or would have as a result of such transaction, a beneficial ownership interest of 5.0% or more of the then-outstanding shares of Common Stock;

    (b)   (i) other than pursuant to Section 1(l) of this Agreement, nominate, recommend for nomination, give notice of an intent to nominate or recommend for nomination a person for election at any Shareholder Meeting at which the Company's directors are to be elected; (ii) initiate, encourage or participate in any solicitation of proxies in respect of any election contest or removal contest with respect to the Company's directors; (iii) submit, initiate, make or be a proponent of any shareholder proposal for consideration at, or bring any other business before, any Shareholder Meeting; (iv) initiate, encourage or participate in any solicitation of proxies in respect of any shareholder proposal for consideration at, or other business brought before, any Shareholder Meeting; or (v) initiate, encourage or participate in any "withhold" or similar campaign with respect to any Shareholder Meeting;

(c)   form, join or in any way participate in any group or agreement of any kind with respect to any voting securities of the Company, including in connection with any election or removal contest with respect to the Company's directors or any shareholder proposal or other business brought before any Shareholder Meeting (other than with the Prescience Point Parties or one or more of its Affiliates and Associates that agree to be bound by the terms and conditions of this Agreement);

(d)   deposit any voting securities of the Company in any voting trust or subject any Company voting securities to any arrangement or agreement with respect to the voting thereof (other than any such voting trust, arrangement or agreement solely among members of the Prescience Point Parties and otherwise in accordance with this Agreement);

(e)   seek publicly, alone or in concert with others, to amend any provision of the Charter or the Bylaws;

(f)   demand an inspection of the Company's books and records;

(g)   engage or continue to engage or use any private investigations firm or other person to investigate any of the Company's directors, officers or employees or any of the Company's Representatives, or use any report or findings from such firm or person;

(h)   (i) without the prior written consent of the Company, make any public or private proposal with respect to or (ii) make any public statement or otherwise seek to encourage, advise or assist any person in so encouraging or advising with respect to: (A) any change in the number or term of directors serving on the Board or the filling of any vacancies on the Board, (B) any change in the capitalization or dividend policy of the Company, (C) any other change in the Company's management, governance, corporate structure, affairs or policies, (D) any Extraordinary Transaction, (E) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange or (F) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

(i)   initiate, make or in any way participate, directly or indirectly, in any Extraordinary Transaction (it being understood that the foregoing shall not restrict the Prescience Point Parties from tendering shares, receiving payment for shares or otherwise participating in any such transaction on the same basis as the other shareholders of the Company or from participating in any such transaction that has been approved by the Board, subject to the other terms of this Agreement) or make, directly or indirectly, any proposal, either alone or in concert with others, to the Company or the Board that would reasonably be expected to require a public announcement or disclosure regarding any such matter;

(j)   effect or seek to effect, offer or propose to effect, cause or participate in, or in any way assist or facilitate any other person to effect or seek, offer or propose to effect or participate in, any (i) material acquisition of any assets or businesses of the Company or any of its subsidiaries; (ii) tender offer or exchange offer, merger, acquisition, share exchange or other business combination involving any of the voting securities or any of the material assets or businesses of the Company or any of its subsidiaries; or (iii) recapitalization, restructuring, liquidation, dissolution or other material transaction with respect to the Company or any of its subsidiaries or any material portion of its or their businesses;

(k) effect or seek to effect, offer or propose to effect, cause or participate in, or in any way encourage, assist or facilitate any other person to effect or seek, offer or propose to effect or participate in, any Short Interests in the Company;

(l) enter into any negotiations, agreements or understandings with any Third Party with respect to the foregoing, or advise, assist, encourage or seek to persuade any Third Party to take any action with respect to any of the foregoing, or otherwise take or cause any action inconsistent with any of the foregoing;

(m) publicly make or in any way advance publicly any request or proposal that the Company or the Board amend, modify or waive any provision of this Agreement; or

(n) take any action challenging the validity or enforceability of this Section 3 or this Agreement unless the Company is challenging the validity or enforceability of this Agreement.

Nothing in this Section 3 shall be deemed to (i) prohibit the Prescience Point Parties from communicating privately with the Company's directors or officers so long as such private communications would not be reasonably determined to trigger public disclosure obligations for any party or run afoul of any of the provisions of Sections 3(a)-(n) hereof other than Section 3(h) or (ii) limit the exercise in good faith by each Investor Group Designee of her or his fiduciary duties solely in her or his capacity as a director of the Company. In addition, notwithstanding the provisions of Section 3(a), following the expiration of the Shareholder Rights Agreement, dated November 6, 2018 (the "*Shareholder Rights Agreement*"), between the Company and Issuer Direct Corporation, the Prescience Point Parties may acquire, directly or indirectly, any voting securities of the Company which would result in a beneficial ownership interest of up to 12.0% of the then-outstanding shares of Common Stock in the aggregate so long as all voting securities of the Company held by the Prescience Point Parties in excess of 10.0% of the then-outstanding shares of Common Stock are voted in accordance with Section 2 (without regard to whether the Termination Date has occurred) for so long as such voting securities of the Company are held by the Prescience Point Parties.

4. **Indemnification**. Each of the Investor Group Designees shall be entitled to indemnification under the Company's governance documents or any other written agreement with the Company to the extent that the Company's current directors are entitled to indemnification. The Company acknowledges that each of the Investor Group Designees may have certain rights to other indemnification, advancement of expenses and/or insurance from sources outside of the Company and its insurers (collectively, the "*Other Indemnitors*"). The Company agrees (a) that, solely with respect to actions of an Investor Group Designee in such Investor Group Designee's capacity as a member of the Board (or in such other capacity pursuant to which such Investor Group Designee is entitled to indemnification under the governance documents or any other written agreement between the Company and an Indemnitee (collectively, and as each may be amended or supplemented from time to time, the "*Indemnification Agreements*")), it is the indemnitor of first resort (*i.e.*, its obligations to the Investor Group Designee (the "*Indemnitees*" and each, an "***Indemnitee***") are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Indemnitee are secondary), (b) solely to the extent (i) legally permitted, and (ii) required by the terms of the Indemnification Agreements, that it shall be required to advance the reasonable expenses incurred by an Indemnitee and shall be liable for losses, claims, damages, liabilities and expenses (including reasonable attorneys' fees, judgments, fines, penalties and amounts paid in settlement), and (c) that it irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims against the Other Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. No advancement or payment by the Other Indemnitors on behalf of an Indemnitee with respect to any claim for which such Indemnitee has sought indemnification from the Company shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnitee against the Company. The Company and each Indemnitee agree that the Other Indemnitors are express third party beneficiaries of this Section 4.

5.   **Proxy Contests**. The Company shall lead all activities related to the 2018 Annual Meeting and the 2019 Annual Meeting, including any proxy contests, any settlements, any proxy statements or other proxy materials and any other public communications with the Company's shareholders; *provided*, *however*, that the Company shall reasonably consult with the Investor Group, and the Investor Group shall reasonably cooperate with the Company, regarding the foregoing. Additionally, the Company shall take the lead in connection with any regulatory filings that may be required in connection with the foregoing, and the Investor Group shall reasonably cooperate with the Company regarding the foregoing. Each of the Investor Group Designees represents and warrants that, to the best of such Investor Group Designee's knowledge, his or her biographical information contained in the preliminary proxy statement of the Investor Group and Mr. Keating dated May 9, 2019 does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The parties shall cooperate and take all actions reasonably required in furtherance of such actions. For the avoidance of doubt, subject to Section 6, nothing in this Section 5 shall restrict the Prescience Point Parties from publishing research or analyst reports or from using social media in the ordinary course of its business.

6.   **Mutual Non-Disparagement**. Prior to the Termination Date, neither the Company nor any member of the Investor Group shall, or permit any of its or their respective Representatives to, without the written consent of the other, make any statement about the other (including, in the case of the Investor Group, the Company's current or future directors, officers or employees in their capacity as such, the Company's subsidiaries, the business of the Company or its subsidiaries or the current or future directors, officers or employees of any of the Company's subsidiaries and, in the case of the Company, the Prescience Point Parties' officers or employees in their capacity as such or the business of the Prescience Point Parties) that undermines, disparages or otherwise reflects detrimentally on the other or any individual appointed to or nominated by the Board. The restrictions in this Section 6 shall not (a) apply (i) in any compelled testimony or production of information, whether by legal process, subpoena or as part of a response to a request for information from any governmental or regulatory authority with jurisdiction over the party from whom information is sought, in each case, to the extent required, or (ii) to any disclosure that either the Company or the relevant member of the Investor Group reasonably believes, after consultation with outside counsel, to be legally required by applicable law, rules or regulations; or (b) prohibit the Company or any member of the Investor Group from reporting what it/they reasonably believe(s), after consultation with outside counsel, to be violations of federal law or regulation to any governmental authority pursuant to Section 21F of the Exchange Act or Rule 21F promulgated thereunder. Nothing in this Section 6 shall limit the exercise in good faith by any Investor Group Designee of such Investor Group Designee's fiduciary duties solely in such Investor Group Designee's capacity as a director of the Company.

7.   **No Litigation**. Prior to the Termination Date, each party hereby covenants and agrees that it shall not, and shall not permit any of its Representatives to, directly or indirectly, alone or in concert with others, encourage, pursue or assist any other person to threaten or initiate, any lawsuit, claim or proceeding before any court or other tribunal (each, a "***Legal Proceeding***") against the other party or any of its Representatives, except for (a) any Legal Proceeding initiated primarily to remedy a breach of or to enforce this Agreement and (b) mandatory counterclaims with respect to any proceeding initiated by, or on behalf of one party or its Affiliates against the other party or its Affiliates; *provided*, *however*, that the foregoing shall not prevent any party or any of its Representatives from responding to oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar processes (each, a "***Legal Requirement***") in connection with any Legal Proceeding if such Legal Proceeding has not been initiated by, on behalf of or at the direct or indirect suggestion of such party or any of its Representatives; *provided*, *further*, that in the event any party or any of its Representatives receives such Legal Requirement, such party shall give prompt written notice of such Legal Requirement to the other party (except where such notice would be legally prohibited or not practicable). The Investor Group shall support the Company and the Board in connection with any Legal Proceeding and shall not take any position in opposition to the Company's position in any Legal Proceeding related to the timing of Shareholder Meetings or the election of directors, as reasonably requested by the Company. Each party represents and warrants that neither it nor any assignee has initiated any Legal Proceeding against the other party.

8.   **Public Statements; SEC Filings**.

(a)   No later than two Business Days following the date of this Agreement, the Company shall issue a press release (the "***Press Release***") announcing this Agreement, substantially in the form attached hereto as Exhibit B. Prior to the issuance of the Press Release, neither the Company nor the Investor Group shall issue any press release or public announcement regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other party.

(b)   No later than two Business Days following the date of this Agreement, the Company shall file with the SEC a Current Report on Form 8-K reporting its entry into this Agreement, disclosing applicable items to conform to its obligations hereunder and appending this Agreement as an exhibit thereto (the "***Form 8-K***"). The Form 8-K shall be consistent with the terms of this Agreement and the Press Release. The Company shall provide the Investor Group and its Representatives with a reasonable opportunity to review and comment on the Form 8-K prior to the filing with the SEC and consider in good faith any comments of the Investor Group and its Representatives.

(c)   No later than two Business Days following the date of this Agreement, the Investor Group shall file with the SEC an amendment to its Schedule 13D in compliance with Section 13 of the Exchange Act reporting its entry into this Agreement, disclosing applicable items to conform to its obligations hereunder and appending this Agreement as an exhibit thereto (the "*Schedule 13D Amendment*"). The Schedule 13D Amendment shall be consistent with the terms of this Agreement and the Press Release. The Investor Group shall provide the Company and its Representatives with a reasonable opportunity to review and comment on the Schedule 13D Amendment prior to it the filing with the SEC and consider in good faith any comments of the Company and its Representatives.

(d)   Until the Termination Date, except for the issuance of the Press Release and the filing of the Form 8-K and Schedule 13D Amendment, no party shall issue any press release or other public statement (including in any filing required under the Exchange Act) or speak with any member of the media in a manner inconsistent with this Agreement, except as required by law or applicable stock exchange listing rules or with the prior written consent of the other party and otherwise in accordance with this Agreement. Notwithstanding the foregoing, the Prescience Point Parties may (i) publish research or analyst reports containing financial analysis and related discussion of the Company's performance, so long as such analysis and discussion does not run afoul of any of the provisions of Section 3(a)-(n) or Section 6 and (ii) use social media to express favorable views regarding the Company.

9.   **Affiliates and Associates**. Each party shall instruct its controlled Affiliates and Associates to comply with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such controlled Affiliate or Associate. A breach of this Agreement by a controlled Affiliate or Associate of a party, if such controlled Affiliate or Associate is not a party to this Agreement, shall be deemed to occur if such controlled Affiliate or Associate engages in conduct that would constitute a breach of this Agreement if such controlled Affiliate or Associate were a party to the same extent as a party to this Agreement.

10.   **Representations and Warranties**.

(a)   Each of the Investor Group Designees who is an individual represents and warrants that he or she is *sui juris* and of full capacity. Each of the Prescience Point Parties represents and warrants that such member has full power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby and that this Agreement has been duly and validly authorized, executed and delivered by such member, constitutes a valid and binding obligation and agreement of such member and is enforceable against such member in accordance with its terms. Each member of the Prescience Point Parties represents and warrants that the execution of this Agreement, the consummation of the transactions contemplated hereby and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of any applicable organizational documents (as applicable) as currently in effect, the execution, delivery and performance of this Agreement by such member does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which it is a party or by which it is bound. The Prescience Point Parties represent and warrant that, as of the date of this Agreement, together with the Investor Group Designees, they collectively beneficially own an aggregate of 10,918,335 shares of Common Stock. The Prescience Point Parties represent and warrant that the Prescience Point Parties and the Investor Group Designees have voting authority over such shares and own no Synthetic Equity Interests or any Short Interests in the Company.

(b)   The Prescience Point Parties reject any notion that they were Acting in Concert (as defined in the Shareholder Rights Agreement) with (i) Mr. Barry at any time prior to the delivery of the Initial Nomination Notice on May 6, 2019 or (ii) any other beneficial owner of more than 2.0% of the outstanding shares of Common Stock with respect to the selection of Mr. Keating as a nominee for election to the Board. Nevertheless, the Prescience Point Parties further represent that, to the extent any actions by the Prescience Point Parties in nominating Mr. Barry or Mr. Keating may be deemed to have resulted in the beneficial ownership of 10.0% or more of the outstanding shares of Common Stock by the Prescience Point Parties under the Shareholder Rights Agreement, such actions were inadvertent and, in the case of Mr. Barry, immediately addressed by the sale of shares of Common Stock by the Prescience Point Parties.

(c)   The Company represents and warrants that it has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby and that this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms. The Company represents that the execution of this Agreement, the consummation of the transactions contemplated hereby and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of the Company as currently in effect, the execution, delivery and performance of this Agreement by the Company, including the solicitation of proxies by the Company in connection with the 2018 Annual Meeting, does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to the Company or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

11.   Certain Determinations. Immediately following the execution of this Agreement, and in reliance on Section 10(b), the Board shall determine that none of the Prescience Point Parties is an "Acquiring Person" under the Shareholder Rights Agreement.

12.   Termination.

(a)   Either party shall have the right to terminate this Agreement upon delivery to the other party of advance written notice of such termination at least five Business Days prior to the date of such termination (the effective date of termination, the "***Termination Date***"); *provided, however,* that neither party shall be permitted to terminate this Agreement until 11:59

p.m. on the date of the 2020 Annual Meeting. Notwithstanding anything to the contrary in this Agreement:

(i)   the obligations of the Prescience Point Parties and the Investor Group Designees (as applicable) pursuant to Sections 1, 2, 3, 6 and 7 shall terminate in the event that the Company materially breaches its obligations to the Prescience Point Parties or the Investor Group Designees pursuant to Section 1, 6 7 or 11, or the representations and warranties in Section 10(c) of this Agreement and such breach (if capable of being cured) has not been cured within ten calendar days following written notice of such breach from the Prescience Point Parties or the Investor Group Designees, or, if impossible to cure within ten calendar days, the Company has not taken substantive action to correct within ten calendar days following written notice of such breach from the Prescience Point Parties or the Investor Group Designees; *provided*, *however*, that the obligations of the Investor Group pursuant to Section 7 shall terminate immediately in the event that the Company materially breaches its obligations to the Investor Group under Section 7; and

(ii)   the obligations of the Company to the Prescience Point Parties and the Investor Group Designees (as applicable) pursuant to Sections 1, 6 and 7 shall terminate in the event that (A) the Prescience Point Parties or the Investor Group Designees (as applicable) materially breaches its/their obligations in Sections 1, 2, 3, 6, or 7 or the representations and warranties in Section 10(a) or 10(b), or (B) the Investor Group Designee materially breaches this Agreement or the Charter, the Bylaws or policies that are applicable to all directors, and such breach (if capable of being cured) has not been cured within ten calendar days following written notice of such breach, or, if impossible to cure within ten calendar days, the Investor Group Designee or the Prescience Point Parties has not taken substantive action to correct within ten calendar days following written notice of such breach from the Company; *provided*, *however*, that the obligations of the Company to the Investor Group pursuant to Section 7 shall terminate immediately in the event that the Investor Group materially breaches its obligations under Section 7.

(b)   If this Agreement is terminated in accordance with this Section 12, this Agreement shall forthwith become null and void, but no termination shall relieve either party from liability for any breach of this Agreement prior to such termination.

(c)   The last sentence of Section 3 shall survive any termination of this Agreement.

13.   **Expenses.**   The Company shall reimburse the Investor Group for its reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with the matters related to the 2018 Annual Meeting, including the nomination of directors, the negotiation and execution of this Agreement and the transactions contemplated hereby, provided that such reimbursement shall not exceed $500,000 in the aggregate.

14.   **Notices.** All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when delivered by hand, with written confirmation of receipt; (b) upon sending if sent by electronic mail to the electronic mail addresses below, with confirmation of receipt from the receiving party by electronic mail; (c) one Business Day after being sent by a nationally recognized overnight carrier to the addresses set forth below; or (d) when actually delivered if sent by any other method that results in delivery, with written confirmation of receipt:

If to the Company:

MiMedx Group, Inc.
1775 West Oak Commons Ct., NE,
Marietta GA 30062
Attn: General Counsel
Email: LHaden@mimedx.com

with mandatory copies (which shall not constitute notice) to:

Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
Attn: Kai H. Liekefett
Email: kliekefett@sidley.com

Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
Attn: Beth E. Berg
Email: bberg@sidley.com

If to the Investor Group:

with mandatory copies (which shall not constitute notice) to:

Prescience Point Capital Management LLC
1670 Lobdell Avenue, Suite 200
Baton Rouge, Louisiana 70806
Attn: Eiad Asbahi
Email: eiad@presciencefunds.com

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
Attn: Andrew Freedman
      Mohammad Malik
Email: afreedman@olshanlaw.com
      mmalik@olshanlaw.com

15.   Governing Law; Jurisdiction; Jury Waiver. This Agreement, and any disputes arising out of or related to this Agreement (whether for breach of contract, tortious conduct or otherwise), shall be governed by, and construed in accordance with, the laws of the State of Florida, without giving effect to its conflict of laws principles. The parties agree that exclusive jurisdiction and venue for any Legal Proceeding arising out of or related to this Agreement shall exclusively lie in the Second Judicial Circuit in and for Leon County, Florida. Each party waives any objection it may now or hereafter have to the laying of venue of any such Legal Proceeding and irrevocably submits to personal jurisdiction in any such court in any such Legal Proceeding and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any court that any such Legal Proceeding brought in any such court has been brought in any inconvenient forum. Each party consents to accept service of process in any such Legal Proceeding by service of a copy thereof delivered to such party by certified or registered mail, postage prepaid, return receipt requested, addressed to it at the address set forth in Section 14. Nothing contained herein shall be deemed to affect the right of any party to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

16. **Specific Performance**. Each party to this Agreement acknowledges and agrees that the other party would be irreparably injured by an actual breach of this Agreement by the first-mentioned party or its Representatives and that monetary remedies may be inadequate to protect either party against any actual or threatened breach or continuation of any breach of this Agreement. Without prejudice to any other rights and remedies otherwise available to the parties under this Agreement, each party shall be entitled to equitable relief by way of injunction or otherwise and specific performance of the provisions hereof upon satisfying the requirements to obtain such relief without the necessity of posting a bond or other security, if the other party or any of its Representatives breach or threaten to breach any provision of this Agreement. Such remedy shall not be deemed to be the exclusive remedy for a breach of this Agreement, but shall be in addition to all other remedies available at law or equity to the non-breaching party.

17. **Certain Definitions and Interpretations**. As used in this Agreement: (a) the terms "*Affiliate*" and "*Associate*" (and any plurals thereof) have the meanings ascribed to such terms under Rule 12b-2 promulgated by the SEC under the Exchange Act and shall include all persons or entities that at any time prior to the Termination Date become Affiliates or Associates of any applicable person or entity referred to in this Agreement; *provided, however*, that the term "Associate" shall refer only to Associates controlled by the Company or the Investor Group, as applicable; *provided, further*, that, for purposes of this Agreement, no member of the Investor Group shall be an Affiliate or Associate of the Company and the Company shall not be an Affiliate or Associate of any member of the Investor Group; (b) the term "*Annual Meeting*" means each annual meeting of shareholders of the Company and any adjournment, postponement, rescheduling or continuation thereof; (c) the terms "*beneficial ownership*," "*group*," "*participant*," "*person*," "*proxy*" and "*solicitation*" (and any plurals thereof) have the meanings ascribed to such terms under the Exchange Act, *provided*, that the meaning of "solicitation" shall be without regard to the exclusions set forth in Rules 14a-1(l)(2)(iv) and 14a-2 under the Exchange Act; (d) the term "*Business Day*" means any day that is not a Saturday, Sunday or other day on which commercial banks in the State of New York are authorized or obligated to be closed by applicable law; (e) the term "*Exchange Act*" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; (f) the term "*Extraordinary Transaction*" means any tender offer, exchange offer, merger, consolidation, acquisition, business combination, sale, recapitalization, restructuring or other transaction with a third party that, in each case, is (i) outside the ordinary course of business; (ii) involves the Company or any of its direct or indirect subsidiaries or its or their securities or assets; and (iii) is submitted by the Board to a shareholder vote at a Shareholder Meeting; (g) the term "*Independent Director*" means an individual that (i) qualifies as an "independent director" under applicable rules of the SEC, the rules of any stock exchange on which securities of the Company are traded and applicable governance policies of the Company and (ii) is not an employee, principal, Affiliate or Associate of the Investor Group or any of its Affiliates or Associates; (h) the term "*Net Long Position*" means such shares of Common Stock beneficially owned, directly or indirectly, that constitute such person's net long position as defined in Rule 14e-4 under the Exchange Act *mutatis mutandis*, provided that "Net Long Position" shall not include any shares as to which such person does not have the right to vote or direct the vote, or as to which such person has entered into a derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares; and the terms "person" or "persons," for purposes of the meaning of the term "*Net Long Position*," shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, associate, organization or other entity of any kind or nature; (i) the term "*Representatives*" means (i) a person's Affiliates and Associates and (ii) its and their respective directors, officers, employees, partners, members, managers, consultants, legal or other advisors, agents and other representatives acting in a capacity on behalf of, in concert with or at the direction of such person or its Affiliates or Associates; (j) the term "*SEC*" means the U.S. Securities and Exchange Commission; (k) the term "*Short Interests*" means any agreement, arrangement, understanding or relationship, including any repurchase or similar so-called "stock borrowing" agreement or arrangement, engaged in, directly or indirectly, by such person, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of shares of any class or series of the Company's equity securities by, manage the risk of share price changes for, or increase or decrease the voting power of, such person with respect to the shares of any class or series of the Company's equity securities, or that provides, directly or indirectly, the opportunity to profit from any decrease in the price or value of the shares of any class or series of the Company's equity securities; (l) the term "*Shareholder Meeting*" means each annual or special meeting of shareholders of the Company, or any action by written consent of the Company's shareholders in lieu thereof, and any adjournment, postponement, rescheduling or continuation thereof; (m) the term "*Synthetic Equity Interests*" means any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such person, the purpose or effect of which is to give such person economic risk similar to ownership of equity securities of any class or series of the Company, including due to the fact that the value of such derivative, swap or other transactions are determined by reference to the price, value or volatility of any shares of any class or series of the Company's equity securities, or which derivative, swap or other transactions provide the opportunity to profit from any increase in the price or value of shares of any class or series of the Company's equity securities, without regard to whether (i) the derivative, swap or other transactions convey any voting rights in such equity securities to such person; (ii) the derivative, swap or other transactions are required to be, or are capable of being, settled through delivery of such equity securities; or (iii) such person may have entered into other transactions that hedge or mitigate the economic effect of such derivative, swap or other transactions; and (n) the term "*Third Party*" refers to any person that is not a party, a member of the Board, a director or officer of the Company, or legal counsel to either party. In this Agreement, unless a clear contrary intention appears, (i) the word "including" (in its various forms) means "including, without limitation;" (ii) the words "hereunder," "hereof," "hereto" and words of similar import are references in this Agreement as a whole and not to any particular provision of this Agreement; (iii) the word "or" is not exclusive; (iv) references to "Sections" and "Exhibits" in this Agreement are references to Sections of this Agreement and Exhibits to this Agreement unless otherwise indicated; and (v) whenever the context requires, the masculine gender shall include the feminine and neuter genders and the neuter gender shall include the feminine and masculine genders.

18.   **Miscellaneous.**

(a)   This Agreement, including all exhibits hereto, contains the entire agreement between the parties and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

(b)   This Agreement is solely for the benefit of the parties and is not enforceable by any other persons.

(c)   This Agreement shall not be assignable by operation of law or otherwise by a party without the consent of the other party. Any purported assignment without such consent is void *ab initio*. Subject to the foregoing sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the permitted successors and assigns of each party.

(d)   Neither the failure nor any delay by a party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

(e)   If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that the parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the parties agree to use their reasonable best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or unenforceable by a court of competent jurisdiction.

(f)   Any amendment or modification of the terms and conditions set forth herein or any waiver of such terms and conditions must be agreed to in a writing signed by each party.

(g)   This Agreement may be executed in one or more textually identical counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in "portable document format" (".pdf") form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature.

(h)   Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed this Agreement with the advice of such counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts relating thereto exchanged among the parties will be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties, and any controversy over interpretations of this Agreement will be decided without regard to events of drafting or preparation.

(i)   The headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties has executed this Agreement, or caused the same to be executed by its duly authorized representative, as of the date first above written.

THE COMPANY:

MIMEDX GROUP, INC.

By: _____

Name: Timothy R. Wright

Title: Chief Executive Officer

INVESTOR GROUP:

Prescience Partners, LP

By: Prescience Point Capital Management LLC
        Investment Manager

By: _____

        Name: Eiad Asbahi
        Title: Managing Member

Prescience Point Special Opportunity LP

By: Prescience Point Capital Management LLC
        Investment Manager

By: _____

        Name: Eiad Asbahi
        Title: Managing Member

Prescience Capital, LLC

By: _____

        Name: Eiad Asbahi
        Title: Managing Member

Prescience Point Capital Management LLC

By: _____

        Name: Eiad Asbahi
        Title: Managing Member

_____
EIAD ASBAHI

_____
RICHARD J. BARRY

_____
M. KATHLEEN BEHRENS WILSEY

_____
K. TODD NEWTON

INVESTOR GROUP:

Prescience Partners, LP

By: Prescience Point Capital Management LLC
     Investment Manager

By: _____
     Name: Eiad Asbahi
     Title: Managing Member

Prescience Point Special Opportunity LP

By: Prescience Point Capital Management LLC
     Investment Manager

By: _____
     Name: Eiad Asbahi
     Title: Managing Member

Prescience Capital, LLC

By: _____
     Name: Eiad Asbahi
     Title: Managing Member

Prescience Point Capital Management LLC

By: _____
     Name: Eiad Asbahi
     Title: Managing Member

_____
EIAD ASBAHI

_____
RICHARD J. BARRY

_____
M. KATHLEEN BEHRENS WILSEY

_____
K. TODD NEWTON

INVESTOR GROUP:

Prescience Partners, LP

By: Prescience Point Capital Management LLC
Investment Manager

By: ______________________________
Name: Eiad Asbahi
Title: Managing Member

Prescience Point Special Opportunity LP

By: Prescience Point Capital Management LLC
Investment Manager

By: ______________________________
Name: Eiad Asbahi
Title: Managing Member

Prescience Capital, LLC

By: ______________________________
Name: Eiad Asbahi
Title: Managing Member

Prescience Point Capital Management LLC

By: ______________________________
Name: Eiad Asbahi
Title: Managing Member

____
EIAD ASBAHI

____
RICHARD J. BARRY

M. Kathleen Behrens Wilsey
____
M. KATHLEEN BEHRENS WILSEY

____
K. TODD NEWTON

INVESTOR GROUP:

Prescience Partners, LP

By: Prescience Point Capital Management LLC
        Investment Manager

By: _____

       Name: Eiad Asbahi
       Title: Managing Member

Prescience Point Special Opportunity LP

By: Prescience Point Capital Management LLC
        Investment Manager

By: _____

       Name: Eiad Asbahi
       Title: Managing Member

Prescience Capital, LLC

By: _____

       Name: Eiad Asbahi
       Title: Managing Member

Prescience Point Capital Management LLC

By: _____

       Name: Eiad Asbahi
       Title: Managing Member

_____

EIAD ASBAHI

_____

RICHARD J. BARRY

_____

M. KATHLEEN BEHRENS WILSEY

_____

K. TODD NEWTON

<u>**Exhibit A**</u>

Form of Nominee Consent

[●], 20[●]

Board of Directors
MiMedx Group, Inc.
1775 West Oak Commons Court, NE
Marietta, GA 30062

Re: Nominee Consent

Ladies and Gentlemen:

      I irrevocably consent to be named by MiMedx Group, Inc. (the "***Company***") as a nominee for election to the board of directors of the Company in any proxy statement, proxy card or other solicitation materials of the Company with respect to the Company's 20[●] annual meeting of shareholders, agree to act in the capacity of a director of the Company if elected and agree to serve the full term as a director if elected.

Very truly yours,

_____

Exhibit B

Form of Press Release

MiMedx Announces Comprehensive Board Refreshment Plan in Cooperation with Prescience Point

Six New Directors to Join the Board

Dr. M. Kathleen Behrens Wilsey to be Named Chairwoman of the Board

Refreshment Comes After Audit Committee Concludes its Independent Investigation and Engages a New Independent Registered Accounting Firm

MARIETTA, Ga., May [●], 2019 – MiMedx Group, Inc. (OTC PINK: MDXG) (*"MiMedx"* or the *"Company"*), an industry leader in advanced wound care and an emerging therapeutic biologics company, today announced that the Company's board of directors (the *"Board"*) has adopted a comprehensive plan to refresh the composition of the Board. The plan was developed by the Board in cooperation with one of the Company's largest shareholders, Prescience Point Capital Management LLC (*"Prescience Point"*), and follows the completion of the Audit Committee's independent investigation into alleged wrongdoing by the prior senior management team and the engagement of BDO USA, LLP as the Company's new independent registered public accounting firm.

Under the plan, six new directors, including MiMedx's new CEO, Timothy R. Wright, would be added to the Board. As a result, Class II and Class III of the Board would consist entirely of new directors after the Company's 2019 annual meeting of shareholders. The refreshment plan includes the appointment of three of Prescience Point's nominees, including M. Kathleen Behrens Wilsey, Ph.D. as the new Chairwoman of the Board, as well as K. Todd Newton, who is expected to become the Chairman of the Audit Committee after the Company's 2019 annual meeting of shareholders.

"The MiMedx Board and the current senior leadership team have been working tirelessly to address the fallout from the actions of the prior senior management team and get the Company back on track," said Charles R. Evans, Chairman of the Board. "Now that we have made substantial progress on these fronts, it is time to begin the Board transition and refreshment process. We are pleased to have worked collaboratively with Prescience Point to identify and add new directors who bring exceptional experience and track records to MiMedx. With the Audit Committee's investigation complete and a plan to refresh the Board in place, the Company is now in a position to focus on its future and enhance its business, for the benefit of all stakeholders."

"We welcome the comprehensive plan to refresh the Board, and we look forward to MiMedx's future under new leadership. We are pleased that our cooperation has resulted in a reconstituted Board, with the addition of six new directors with valuable industry experience, relationships and reputational capital," said Eiad Asbahi, Founder and Managing Partner of Prescience Point. "We invested in MiMedx because we believe the Company has immense potential as a leader in advanced wound care and therapeutic biologics. We believe MiMedx is on the path to unlock substantial shareholder value and secure a thriving future for the Company."

Under the refreshment plan, Prescience Point nominee M. Kathleen Behrens Wilsey, Ph.D. will be appointed or nominated for election to the Board and is expected to be named the new Chairwoman of the Board. Dr. Behrens Wilsey is currently the Chairwoman of Sarepta Therapeutics, Inc. (SRPT), a multi-billion-dollar medical research and drug development company focused on the discovery and development of unique RNA-targeted therapeutics for the treatment of rare neuromuscular diseases.

Dr. Behrens Wilsey previously served on the boards of Amylin Pharmaceuticals, Inc. (formerly AMLN) and Abgenix, Inc. (formerly ABGX).

In addition to Dr. Behrens Wilsey, the Board will also appoint, or nominate for election to the Board, Richard J. Barry, James L. Bierman, K. Todd Newton, Mr. Wright and another director who will be recruited by the Company and Prescience Point. Complete biographies of the anticipated new directors appear at the end of this press release.

The Company expects to file its preliminary proxy materials for its 2018 Annual Meeting today. The Board encourages shareholders to wait to receive the Company's proxy materials and the Company's **BLUE** proxy card before voting.

Sidley Austin LLP is acting as legal advisor to MiMedx. Olshan Frome Wolosky LLP is acting as legal advisor to Prescience Point.

About Richard J. Barry

Mr. Barry has served as a director of Elcelyx Therapeutics, Inc., a private pharmaceutical company, since February 2013 and has served as a Managing Member of GSM Fund, LLC, a fund established for the sole purpose of investing in Elcelyx Therapeutics, since February 2013. Earlier in his career, he was a founding member of Eastbourne Capital Management LLC, a large equity hedge fund investing in a variety of industries, including health care, and served as the Managing General Partner and Portfolio Manager from 1999 to its close in 2010. Prior to that, he was a Portfolio Manager and Managing Director of Robertson Stephens Investment Management, an investment company, from 1995 until 1999. Before that, Mr. Barry spent over 13 years in various roles in institutional equity and investment management firms, including Lazard Freres, Legg Mason and Merrill Lynch. Mr. Barry has served as a director of Sarepta Therapeutics, Inc. (SRPT), a genetic medicine company, since June 2015, and he has been a Partner and Advisory Board member of the San Diego Padres since 2009. Mr. Barry previously served as a director of Cluster Wireless, LLC, a software company, from 2011 until 2014, and of BlackLight Power, Inc. (n/k/a Brilliant Light Power, Inc.), an energy research company, from 2009 until 2010. Mr. Barry holds a B.A. from Pennsylvania State University.

About M. Kathleen Behrens Wilsey, Ph.D.

Dr. Behrens Wilsey served as a member of the board of directors of each of Sarepta Therapeutics, Inc. (SRPT), a multi-billion dollar medical research and drug development company focused on the discovery and development of unique RNA-targeted therapeutics for the treatment of rare neuromuscular diseases, since March 2009 (Chairwoman of the Board since April 2015) and IGM Biosciences, Inc., a privately held biotechnology company, since January 2019. Dr. Behrens Wilsey has worked as an independent life sciences consultant and investor since December 2009. She served as the Co-Founder, President, Chief Executive Officer and as a director of the KEW Group Inc., a private oncology services company, from January 2012 until June 2014. Earlier in her career, Dr. Behrens Wilsey served as a general partner for selected venture funds for RS Investments, a mutual fund firm, from 1996 until December 2009. While Dr. Behrens Wilsey worked at RS Investments, from 1996 to 2002, she served as a managing director at the firm and, from 2003 to December 2009, she served as a consultant to the firm. During that time, Dr. Behrens Wilsey also served as a member of the President's Council of Advisors on Science and Technology (PCAST), from 2001 to 2009 and as chairwoman of PCAST's Subcommittee on Personalized Medicine, as well as the President, director and chairwoman of the

National Venture Capital Association, an organization that advocates for public policy that supports the American Entrepreneurial ecosystem, from 1993 until 2000. Prior to that, she served as a general partner and managing director for Robertson Stephens & Co., an investment company, from 1983 through 1996. She served as a director of Amylin Pharmaceuticals, Inc. (formerly AMLN), a biopharmaceutical company, from 2009 until the company's sale in 2012 to Bristol-Myers Squibb Co. Prior to that, she served on the board of directors Abgenix, Inc. (formerly ABGX), a biopharmaceutical company, from 2001 until the company was sold to Amgen, Inc. in 2006. From 1997 to 2005, Dr. Behrens was a director of the Board on Science, Technology and Economic Policy for the National Research Council. Dr. Behrens Wilsey was also a Co-Founder of the Coalition for 21st Century Medicine, a trade association for new generation diagnostics companies. Dr. Behrens Wilsey holds a B.S. in Biology and a Ph.D. in Microbiology from the University of California, Davis.

About James L. Bierman
Mr. Bierman served as President and Chief Executive Officer of Owens & Minor, Inc., a Fortune 500 company and a leading distributor of medical and surgical supplies, from September 2014 to June 2015. Previously, he served in various other senior roles at Owens & Minor, including President and Chief Operating Officer from August 2013 to September 2014, Executive Vice President and Chief Operating Officer from March 2012 to August 2013, Executive Vice President and Chief Financial Officer from April 2011 to March 2012, and Senior Vice President and Chief Financial Officer from June 2007 to April 2011. From 2001 to 2004, Mr. Bierman served as Executive Vice President and Chief Financial Officer at Quintiles Transnational Corp. Prior to joining Quintiles Transnational, Mr. Bierman was a partner at Arthur Andersen LLP. Mr. Bierman currently serves on the board of directors of Tenet Healthcare Corporation (THC) and previously served on the boards of directors of Owens & Minor, Inc. (OMI) and Team Health Holdings, Inc. (formerly TMH). Mr. Bierman earned his B.A. from Dickinson College and his M.B.A. at Cornell University's Johnson Graduate School of Management.

About K. Todd Newton
Mr. Newton has, since 2014, served as Chief Executive Officer and a member of the board of directors of Apollo Endosurgery, Inc. (APEN), a leader in the field of gastrointestinal therapeutic endoscopy. From 2009 to 2014, Mr. Newton served as Executive Vice President and Chief Financial Officer at ArthroCare Corporation (ARTC), a medical device company, including from 2013 as Chief Operating Officer. Prior to his leadership at ArthroCare, Mr. Newton served in a number of executive officer roles, including President and Chief Executive Officer, at Synenco Energy, Inc., a Canadian oil sands company. From 1994 to 2004, Mr. Newton was a Partner at Deloitte & Touche LLP. Mr. Newton holds a B.B.A. in accounting from the University of Texas at San Antonio.

About Timothy R. Wright
Mr. Wright became MiMedx's Chief Executive Officer, effective as of May 13, 2019. Previously, Mr. Wright served as a Partner at Signal Hill Advisors, LLC, a consulting practice, since February 2011. Mr. Wright served as President and Chief Executive Officer of M2Gen Corp., a privately held cancer and health informatics company, between July 2017 and September 2018. Prior to M2Gen Corp., Mr. Wright served as Executive Vice President, Mergers and Acquisitions, Strategy and Innovation for Teva Pharmaceutical Industries Ltd. ("Teva"), a pharmaceutical company specializing in generic medicines, from April 2015 until August 2017. Before Teva, Mr. Wright was the founding partner of The Ohio State

University Comprehensive Cancer Drug Development Institute. Mr. Wright also served as Chairman, Interim Chief Executive Officer and a director of Curaxis Pharmaceutical Corporation ("Curaxis"), a pharmaceutical company specializing in the development of drugs for the treatment of Alzheimer's disease and various cancers, from July 2011 to July 2012. Curaxis had been experiencing financial difficulties prior to Mr. Wright's tenure and, as a result, the company filed for Chapter 11 bankruptcy in July 2012. Mr. Wright has been a director of Agenus, Inc. (Nasdaq: AGEN), an immune oncology company, since 2006 and its lead director since 2009. Mr. Wright also serves as Chairperson of The Ohio State University Comprehensive Cancer Center Drug Development Institute, serves as director of The Ohio State Innovation Foundation and sits on The Ohio State University College of Pharmacy Dean's Corporate Council. Mr. Wright earned a Bachelor's of Science in Marketing from The Ohio State University.

About MiMedx
MiMedx® is an industry leader in advanced wound care and an emerging therapeutic biologics company developing and distributing human placental tissue allografts with patent-protected processes for multiple sectors of healthcare. The Company processes the human placental tissue utilizing its proprietary PURION® process methodology, among other processes, to produce allografts by employing aseptic processing techniques in addition to terminal sterilization. MiMedx has supplied over 1.5 million allografts to date. For additional information, please visit www.mimedx.com.

About Prescience Point Capital Management
Prescience Point Capital Management is a private investment manager that employs forensic investigative techniques to unearth significant mispricings in global markets. It specializes in extensive investigations of difficult-to-analyze public companies in order to uncover significant elements of the business that have been overlooked or ignored by others.

Prescience Point manages private funds on behalf of its clients and principals and takes positions both long and short in support of its research. Prescience Point invests across a broad set of equities that it believes have abnormally large disparities between what their underlying businesses are intrinsically worth and what their securities sell for. The firm was founded by investor Eiad Asbahi in 2009 and is headquartered in Baton Rouge, LA. Prescience Point Capital Management is a registered investment advisor with the State of Louisiana. Follow @PresciencePoint.

Safe Harbor Statement

This press release includes forward-looking statements, including statements regarding the plan of MiMedx Group, Inc. (the "*Company*") to refresh the Board, the effects of such refreshment on the Company and expectations with respect to Board leadership. Forward-looking statements may be identified by words such as "believe," "expect," "may," "plan," "potential," "will," "would" and similar expressions and are based on current beliefs and expectations. Forward-looking statements are subject to risks and uncertainties, and the Company cautions investors against placing undue reliance on such statements.

Actual results may differ materially from those set forth in the forward-looking statements as a result of various factors, including the results of any election of Class II or Class III directors. There is no assurance that the Board's nominees will be elected at the Company's 2018 annual meeting of shareholders (the

"*2018 Annual Meeting*") or the Company's 2019 annual meeting of shareholders. Any forward-looking statements speak only as of the date of this press release, and except as required by law, the Company assumes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Information
The Company intends to file a definitive proxy statement and associated BLUE proxy card in connection with the solicitation of proxies for the 2018 Annual Meeting with the Securities and Exchange Commission (the "*SEC*"). Details concerning the nominees of the Company's board of directors for election at the 2018 Annual Meeting will be included in the proxy statement. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO THE SEC, INCLUDING THE COMPANY'S DEFINITIVE PROXY STATEMENT AND ANY SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a copy of the definitive proxy statement and other documents filed by the Company free of charge from the SEC's website at www.sec.gov. The Company's shareholders will also be able to obtain, without charge, a copy of the definitive proxy statement and other relevant filed documents from the "SEC Filings" section of the Company's website at www.mimedx.com.

Participants in the Solicitation
The Company, its directors, its director nominees and certain of its executive officers are participants in the solicitation of proxies from shareholders in respect of the 2018 Annual Meeting. Information regarding the names of the Company's directors, director nominees and executive officers and their respective interests in the Company by security holdings or otherwise is set forth in the Company's Current Report on Form 8-K filed with the SEC on May [●], 2019. Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC, if and when they become available.

Contacts
Investors:
Hilary Dixon
Corporate & Investor Communications
770.651.9383
investorrelations@mimedx.com

Media:
Joele Frank, Wilkinson Brimmer Katcher
Andy Brimmer / Jed Repko / Annabelle Rinehart
212.355.4449

Media for Prescience Point:
Dukas Linden Public Relations
Zach Kouwe
212-704-7385
presciencepoint@dlpr.com